News

FOR IMMEDIATE RELEASE

Bank of Montreal Announces Intention to Repurchase Up to 3.0 Percent of its Common Shares

TORONTO, August 5, 2003 — Bank of Montreal (TSX, NYSE: BMO) today announced that the Toronto Stock Exchange has accepted notice, filed by BMO, of its intention to make a normal course issuer bid.

The notice provides that BMO may, during the period commencing August 8, 2003, and ending August 6, 2004, purchase for cancellation on the Toronto Stock Exchange up to 15,000,000 common shares, being approximately 3.0 percent of the public float.

BMO will pay the market price for the shares at the time of acquisition. The actual number of common shares that may be purchased and the timing of any such purchases will be determined by BMO. There were 497,248,693 common shares of Bank of Montreal issued and outstanding as at June 30, 2003.

“The normal course issuer bid is being established as part of our enterprise wide capital management framework,” said Karen Maidment, Executive Vice-President and Chief Financial Officer, BMO Financial Group. “Capital management enhances shareholder value by ensuring an effective and competitive capital structure. Sufficient capital will be maintained to support the growth of the organization’s business lines, as is reflected by BMO’s strong capital ratios.”

Bank of Montreal’s Tier 1 and Total regulatory capital ratios were 9.1 percent and 12.0 percent, respectively, as at April 30, 2003, versus 8.6 percent and 12.5 percent a year earlier.

BMO’s shares are listed on the Toronto and New York stock exchanges.

BMO Financial Group is one of the largest financial services providers in North America, serving clients across Canada and in the United States through its Canadian retail arm, BMO Bank of Montreal, through its Chicago-based Harris Bank, a major U.S. mid-west financial services organization, and through BMO Nesbitt Burns, one of North America’s leading full-service investment firms.

Contacts:
Media Relations
Ian Blair, Toronto, ian.blair@bmo.com, 416-867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1101

Investor Relations
Susan Payne, Senior Vice-President, susan.payne@bmo.com, 416-867-6656
Amanda Mason, Senior Manager, amanda.mason@bmo.com, 416-867-3562

Internet: www.bmo.com